1701 Hollis Street
Suite 400, Founders Square
TSX: GAM / NYSE: GRS / BSX: GL7	PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, November 4, 2008

Gammon Gold Announces a 29%, 23% and a 22% Improvement In Gold, Silver and Gold Equivalent Consolidated Production for Q3 2008 Over Q3 2007. Gammon also Announces the Discovery of a New Underground Vein at Ocampo with Two Holes Intercepting Grades Ranging from 30-80 g/r Gold and 681-2,126 g/t Silver

Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): is pleased to announce that despite the third quarter Mexican rainy season and the planned fewer ounces in production associated with the rainy season that typically impacts the heap leach facility, the mitigation strategies implemented at Ocampo were very effective and resulted in a total gold production improvement of 29% to 34,096 ounces as compared to 26,444 ounces in Q3 2007. Total silver production also improved by 23% to 1,372,123 ounces as compared to 1,115,233 ounces in Q3 2007, and represents one of the best quarterly production levels in the history of the Company. Despite the adverse gold to silver ratio during the quarter, gold equivalent production improved by 22% to 57,521 ounces as compared to 47,091 ounces in Q3 2007.

Additional recent milestones and achievements also include:

Ocampo

  October average stacking rate of over 11,000 tonnes per day onto the heap leach, which represents the highest on record to date

  October mill processing rate of over 1,850 tonnes per day, which represents the highest average daily rate on record to date

  The mill processing plant capital upgrade to 2,400 – 2,600 tonnes per day was completed at the end of October and the operation is currently ramping up production to the enhanced capacity. Throughput on November 3, 2008 has already exceeded 2,350 tonnes without any apparent operational issues or bottlenecks and we fully anticipate reaching and maintaining the new rated capacity in the coming weeks

  In October the decision was made to install a third mill at the Ocampo processing plant. The Marcey mill from El Cubo’s Chirimetera plant was moved to Ocampo in early October with the foundations and the electrical room construction already approaching completion. This is the second phase of the three-phase processing plant expansion program, which is presently targeted to be completed in early Q2 2009, and will increase throughput capacity by a further 10% with minimal capital investment. The detailed engineering on the final processing capacity (phase 3), which includes the installation of the Marcey mill and a gravity circuit (phase 2), will be completed by the end of fiscal 2008

  New open pit sequencing plans were developed in early Q3 that allowed for the immediate reduction in waste stripping requirements in August. In conjunction with the reduction in haulage distances associated with the new waste dumps and ore haulage road completed in mid-October these initiatives should improve future open pit mining effectiveness

  In early October, a decision was made to stockpile lower grade ore from the open pit for later stacking onto the heap leach pad. This will improve the ore grades placed on the heap leach during this period of high metal price volatility and defers heap leach capital expansion requirements to 2010. Heap leach gold equivalent grades in October increased by over 40% despite the adverse gold to silver ratio during the month

El Cubo:

  A workforce reduction of approximately 19% (over 230 people) took place in Q3, for a total year-to-date reduction of approximately 31%, which resulted in a more efficient and cost effective workforce

  The third processing mill was placed on care and maintenance during the quarter as 100% of the underground production has now been routed to the lower cost Las Torres processing plant

  The Las Torres processing plant capital projects were largely completed during the quarter, allowing for substantial improvements in metallurgical recoveries

  The 600 metre haulage level to Las Torres is currently operating at over 60% capacity. The remaining locomotives and cars have been ordered, which will allow full capacity to be achieved in the coming quarters

At the beginning of the year, the new management team at Gammon set an aggressive list of commitments for 2008 and I am very pleased to advise our shareholders that we continue to deliver on those objectives" stated Rene Marion, Chief Executive Office of Gammon Gold Inc. He continued, "I am also pleased to announce that the first phase of the capital expansion program launched at the Ocampo mill facility is complete and that we are currently ramping up production to the increased rated capacity of 2,400 to 2,600 tonnes per day. The second phase of the planned expansion is currently underway that will add additional capacity in Q2 2009."

"I am very pleased that the rainy season strategies that we launched in 2008 had such a positive impact on production at Ocampo in the third quarter" stated Russell Tremayne, Chief Operating Officer of Gammon Gold Inc. He continued, "The newly assembled mine management team at Ocampo has worked diligently and effectively throughout the quarter, which resulted not only in the substantial improvements in production that we achieved, but also the concurrent completion of the expansion of the mill processing facility and the heap leach facility both on time and on budget."

Gammon is also pleased to announce the discovery of a new underground vein, San Amado, at the Ocampo mine. The Company’s drilling at its Ocampo Underground mine has recently discovered some very high-grade bonanza mineralization on the San Amado Vein in the northeast portion of the underground operation. This vein appears to be an extension of the San Juan – Balmavera Vein System, which is one of the highest grade veins in the mine complex. Two new drill intercepts that are over 100 meters from any past exploration, show average values of:

  OU-426: 3.5m true thickness at 30.57 g/t Au + 2,126 g/t Ag (Average 2 sets of assays)

  OU-428: 2.5m true thickness at 82.40 g/t Au + 681 g/t Ag (Average 2 sets of assays)

This mineralization was intersected between 1,570 and 1,590 meter elevations, and is open to expansion from these levels to the surface (at 1,800 to 1,900 meter elevations) as well as to the Northeast. The Company plans to continue exploring this potentially rich new vein occurrence by drifting and drilling.

All the Company’s exploration core samples are split and sampled on-site by Company personnel, then shipped in sealed bags to ALS Chemex Labs in Hermosillo, Mexico and assayed by conventional Fire Assay methods. The Company maintains a Quality Control program of pulp standards, blanks, and duplicate samples inserted into assay batches. The Qualified Person for this is Ramon Luna, Exploration Manager, Mexico.

"I am quite pleased to see such bonanza grades at what appears to be longhole minable widths so early into our 2008 exploration program" stated Mr. Peter Drobeck, Senior Vice President of Exploration and Business Development of Gammon Gold Inc. He continued, "Consistent with our overall exploration strategy at Ocampo we are currently running 2 drills at the open pits and 2 drills underground drilling down dip extensions and these new targets. In addition to the drilling, grassroots fieldwork on several targets has been ongoing."

About Gammon Gold
Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements including without limitation, statements regarding future cash costs and production at Ocampo and El Cubo and the ability to continue to successfully implement the Company's Turn-Around Strategy, statements regarding the resource growth potential of Guadeloupe y Calvo, statements regarding the Company's ability to continue its improved cash flow performance may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s annual information form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.